UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1 – Exit Filing)*

BODY CENTRAL CORP.

(Name of issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of class of securities)

09689U102

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 09689U102

(1)	Names of reporting persons PineBridge Investments LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 728,508*
(6) Shared voting power -0-
(7) Sole dispositive power 728,508*
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 728,508*
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.55**
(12)	Type of reporting person (see instructions) IA

SCHEDULE 13G

CUSIP No. 09689U102

(1)	Names of reporting persons PineBridge Vantage Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 482,511
(6) Shared voting power -0-
(7) Sole dispositive power 482,511
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 482,511
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.01**
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 09689U102

(1)	Names of reporting persons PineBridge PEP III Direct, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 11,885
(6) Shared voting power -0-
(7) Sole dispositive power 11,885
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 11,885
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.07**
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 09689U102

(1)	Names of reporting persons PineBridge PEP IV Co-Investment, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 95,077
(6) Shared voting power -0-
(7) Sole dispositive power 95,077
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 95,077
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.59**
(12)	Type of reporting person (see instructions) PN

SCHEDULE 13G

CUSIP No. 09689U102

(1)	Names of reporting persons American International Group, Inc. Retirement Plan Master Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 27,835
(6) Shared voting power -0-
(7) Sole dispositive power 27,835
(8) Shared dispositive power -0-
(9)	Aggregate amount beneficially owned by each reporting person 27,835
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 0.17**
(12)	Type of reporting person (see instructions) EP

SCHEDULE 13G

CUSIP No. 09689U102

(1)	Names of reporting persons Scott Gallin***
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power -0-
(6) Shared voting power 617,308
(7) Sole dispositive power -0-
(8) Shared dispositive power 617,308
(9)	Aggregate amount beneficially owned by each reporting person 617,308
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 3.86**
(12)	Type of reporting person (see instructions) IN

*PineBridge Investments LLC serves as investment manager to each of PineBridge Vantage Partners, L.P., PineBridge PEP III Direct, L.P., PineBridge PEP IV Co-Investment, L.P. and American International Group, Inc. Retirement Plan Master Trust (collectively, the “Funds”) as well as certain other accounts (the “Other Accounts”) which own in the aggregate 111,200 shares of the Issuer. In such capacity, PineBridge Investments LLC is deemed to beneficially own the shares directly owned by the Funds and the Other Accounts. As of December 31, 2011, such shares, in aggregate, were less than 5% of the total number of outstanding shares of the Issuer.

** The percentage of class is calculated based on the number of outstanding shares of common stock as of November 11, 2011 as reported in the Issuer’s latest quarterly report on Form 10-Q, 16,004,235 shares.

*** Mr. Gallin is a Managing Director of PineBridge Investments LLC, and shares voting power and dispositive power with respect to the shares of the Issuer directly owned by the Funds. Mr. Gallin does not have any voting power or investment power over the shares of the Issuer directly owned by the Other Accounts. Mr. Gallin disclaims any beneficial ownership of all such shares referenced herein.

Item 1(a).	Name of Issuer:

Body Central Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

6225 Powers Avenue

Jacksonville, FL 32217

Item 2(a).	Name of Persons Filing:

This statement is being filed by the following reporting persons with respect to the shares of common stock (“Common Stock”) of the Issuer:

(i)	PineBridge Investments LLC (“PineBridge Investments”), a Delaware limited liability company and investment manager of each of the other reporting persons;

(ii)	PineBridge Vantage Partners, L.P. (“PineBridge Vantage”), a Delaware limited partnership;

(iii)	PineBridge PEP III Direct, L.P. (“PineBridge PEP III”), a Delaware limited partnership;

(iv)	PineBridge PEP IV Co-Investment, L.P. (“PineBridge PEP IV”), a Delaware limited partnership;

(v)	American International Group, Inc. Retirement Plan Master Trust (“AIG Trust”), a trust formed under the laws of the Commonwealth of Massachusetts; and

(vi)	Scott Gallin, a managing director of PineBridge Investments.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

399 Park Avenue, 4th Floor

New York, NY 10022

Item 2(c).	Citizenship:

PineBridge Investments – Delaware

PineBridge Vantage – Delaware

PineBridge PEP III – Delaware

PineBridge PEP IV– Delaware

AIG Trust – Massachusetts

Scott Gallin – United States

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e).	CUSIP Number:

09689U102

Item 3.	Not applicable.

Item 4.	Ownership.

For PineBridge Investments:

(a)	Amount beneficially owned: 728,508 shares of Common Stock

(b)	Percent of class: 4.55%

(c)	Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to vote or to direct the vote: 728,508

(iii)	Shared power to dispose or to direct the disposition of: 0

(iv)	Sole power to dispose or to direct the disposition of: 728,508

For PineBridge Vantage:

(a)	Amount beneficially owned: 482,511 shares of Common Stock

(b)	Percent of class: 3.01%

(c)	Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to vote or to direct the vote: 482,511

(iii)	Shared power to dispose or to direct the disposition of: 0

(iv)	Sole power to dispose or to direct the disposition of: 482,511

For PineBridge PEP III:

(a)	Amount beneficially owned: 11,885 shares of Common Stock

(b)	Percent of class: 0.07%

(c)	Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to vote or to direct the vote: 11,885

(iii)	Shared power to dispose or to direct the disposition of: 0

(v)	Sole power to dispose or to direct the disposition of: 11,885

For PineBridge PEP IV:

(a)	Amount beneficially owned: 95,077 shares of Common Stock

(b)	Percent of class: 0.59%

(c)	Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to vote or to direct the vote: 95,077

(iii)	Shared power to dispose or to direct the disposition of: 0

(vi)	Sole power to dispose or to direct the disposition of: 95,077

For AIG Trust:

(a)	Amount beneficially owned: 27,835 shares of Common Stock

(b)	Percent of class: 0.17%

(c)	Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 0

(ii)	Sole power to vote or to direct the vote: 27,835

(iii)	Shared power to dispose or to direct the disposition of: 0

(vii)	Sole power to dispose or to direct the disposition of: 27,835

For Mr. Gallin:

(a)	Amount beneficially owned: 617,308 shares of Common Stock *

(b)	Percent of class: 3.86%

(c)	Number of shares as to which such person has:

(i)	Shared power to vote or to direct the vote: 617,308

(ii)	Sole power to vote or to direct the vote: 0

(iii)	Shared power to dispose or to direct the disposition of: 617,308

(iv)	Sole power to dispose or to direct the disposition of: 0

*	Mr. Gallin disclaims any beneficial ownership of the shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached hereto.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	PineBridge Investments LLC

	By:	/s/ Jeffrey Haywood
Name: Jeffrey Haywood
Title: Vice President, Compliance

PineBridge Vantage Partners, L.P.

	By:	PineBridge Vantage Partners GP, L.P.,
its General Partner

	By:	PineBridge Vantage Partners, LLC,
its General Partner

	By:	PineBridge Investments LLC,
its Managing Member

	By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge PEP III Direct, L.P.

	By:	PineBridge PEP III Direct GP, L.P.,
its General Partner

	By:	PineBridge PEP III Direct, LLC,
its General Partner

	By:	PineBridge Investments LLC,
its Managing Member

	By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

PineBridge PEP IV Co-Investment, L.P.

	By:	PineBridge PEP IV Co-Investment GP, L.P.,
its General Partner

	By:	PineBridge PEP IV Co-Investment GP, LLC,
its General Partner

	By:	PineBridge Investments LLC,
its Managing Member

	By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

American International Group, Inc. Retirement Plan Master Trust

By:	PineBridge Investments LLC,
the duly authorized investment advisor to the
American International Group, Inc.
Retirement Plan Master Trust

By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Managing Director

/s/ Scott Gallin
Scott Gallin

EXHIBIT INDEX

Exhibit A.	Members of Group